Exhibit 12.1

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2014

	Nine Months Ended	Year Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
	(in thousands, except ratio amounts)
Earnings:
Income (loss) before income taxes	$62,264	$30,884	$(16,295)	$1,968	$(2,758)	$45
Fixed charges	58,145	30,934	99	—	—	—
Total earnings	120,409	61,818	(16,196)	1,968	(2,758)	45

Fixed charges:
Interest expensed	50,930	24,032	—	—	—	—
Amortized capitalized expenses related to indebtedness	7,215	6,902	99	—	—	—
Total fixed charges	58,145	30,934	99	—	—	—

Ratio of earnings to fixed charges	2.07	2.00